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                        OPTICAL CONCEPTS OF AMERICA, INC.
                           5605 NORTHWEST 29TH STREET
                             MARGATE, FLORIDA 33063
                                 (954) 917-8700
                               FAX (954) 917-8843



July 10, 2000

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re: Optical Concepts of America, Inc. (File No. 000-29587) Form RW - Application for Withdrawal

Dear Sirs or Madams:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, Optical Concepts of America, Inc., (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form 10-SB12G, File No. 000-29587, together with all exhibits thereto. The Registration Statement was originally filed with the Securities and Exchange Commission on February 17, 2000.

         Due to current market and business conditions, Optical Concepts of America, Inc. has decided not to pursue the registration of its common shares pursuant to the Registration Statement filed on Form 10-SB12G. No common shares have been sold under the Registration Statement. Further, we believe the withdrawal of the registration statement serves the public interest as well as the protection of investors.

         Thank you for your assistance in this matter.

                                           Sincerely,
                                           Optical Concepts of America, Inc.

                                           By:      /s/ Jan Kaplan
                                                    ---------------------------
                                                    Jan Kaplan, President